Filed by Anixter International Inc.

pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Anixter International Inc.

Commission File No.: 001-10212

Date: May 15, 2020

Anixter employees,

I want to take this opportunity to provide an update on the tremendous progress that has been made in advancing the integration process between Anixter and WESCO. Last week, we announced that Mexico approved the merger, which leaves only the Canadian approval before we can close on the transaction. In addition, the Anixter and WESCO teams have been collaborating daily on plans designed to ensure that our first day as a combined company is successful and that we have as many answers to your questions as possible. I wanted to share with you some details below on what we’ve accomplished so far, where we’re headed next as well as update you on some important things that won’t change on Day 1.

The Value Delivery Teams (VDTs), comprised of approximately 140 employees from both Anixter and WESCO, have identified more than 500 initiatives and 2,500 milestones for those initiatives – all designed to take us closer to combining the best of our two companies. The Anixter and WESCO teams are working at an incredible speed to address assimilation of internal systems and processes, as well as helping to plan for future growth opportunities for employees and the business.

Here’s what we know now:

•	Most business processes are not expected to change on Day 1
•	Email and phone systems will operate as usual
•	Timekeeping and payroll systems will not change on Day 1
•	No benefit plans are expected to change in 2020
•	No vacation/PTO/sick-leave policies are expected to change in 2020

What’s next:

As we state in our Blue Book, “People come first,” and are the most important aspect to our future success. As a result, we are taking careful consideration to ensure that we provide clear direction for our employees on Day 1. VDTs are also looking at ways to take the best of both companies in terms of services, products, solutions and processes in order to help us emerge better together as a combined single company.

All of us, as well as our suppliers and customers, will benefit in significant ways from this extraordinary combination. Our expanded scale across all of our businesses and geographies will provide more career opportunities and a broader suite of products and services to sell to our customers. Our ability to accelerate our digital investments will also bring about new tools and capabilities that will make it easier to transact with and service our customers. Our combined focus on empowerment will allow for faster decision-making and enable us to move with agility.

As you can see, we are moving quickly to ensure a flawless Day 1. As we make progress on key milestones, I will continue to provide periodic updates on the integration planning. If you have any questions in the meantime, please do not hesitate to reach out to myself or one of the Integration Management Office (IMO)/VDT team members.

/s/ Ted

Ted Dosch

EVP-Finance & CFO

Integration Management Office – Executive Sponsor

Forward-Looking Statements

All statements made herein that are not historical facts should be considered as forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. These statements include, but are not limited to, statements regarding the expected completion and timing of the proposed transaction between Anixter International Inc. (“Anixter”) and WESCO International, Inc. (“WESCO”), expected benefits and costs of the proposed transaction, and management plans relating to the proposed transaction, statements that address expected future business and financial performance and other statements identified by words such as “anticipate,” “plan,” “believe,” “estimate,” “intend,” “expect,” “project,” “will” and similar words, phrases or expressions. These forward-looking statements are based on current expectations and beliefs of Anixter’s management as well as assumptions made by, and information currently available to, Anixter’s management, current market trends and market conditions and involve risks and uncertainties, many of which are outside of Anixter’s and Anixter’s management’s control, and which may cause actual results to differ materially from those contained in forward-looking statements. Accordingly, you should not place undue reliance on such statements. Certain of these risks are set forth in Anixter’s Annual Report on Form 10-K for the fiscal year ended January 3, 2020 and certain other reports that Anixter has filed with the U.S. Securities and Exchange Commission (the “SEC”).

These risks, uncertainties and assumptions also include the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the proposed transaction between WESCO and Anixter that could reduce anticipated benefits or cause the parties to abandon the proposed transaction, the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, the risk that the parties may not be able to satisfy the conditions to the proposed transaction in a timely manner or at all, risks related to disruption of management time from ongoing business operations due to the proposed transaction, the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of WESCO’s common stock or Anixter’s common stock, the risk of any unexpected costs or expenses resulting from the proposed transaction, the risk of any litigation relating to the proposed transaction, the risk that the proposed transaction and its announcement could have an adverse effect on the ability of WESCO or Anixter to retain customers and retain and hire key personnel and maintain relationships with their suppliers, customers and other business relationships and on their operating results and businesses generally, the risk that the pending proposed transaction could distract management of both entities and they will incur substantial costs, the risk that problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected, the risk that the combined company may be unable to achieve synergies or other anticipated benefits of the proposed transaction or it may take longer than expected to achieve those synergies or benefits and other important factors that could cause actual results to differ materially from those projected. All such factors are difficult to predict and are beyond Anixter’s control.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. In connection with the proposed transaction, on each of March 4, 2020 and March 9, 2020, WESCO filed with the SEC an amendment to the registration statement originally filed on February 7, 2020, which includes a prospectus of WESCO and a proxy statement of Anixter, and each party will file other documents regarding the proposed transaction with the SEC. The registration statement was declared effective by the SEC on March 11, 2020 and the proxy statement/prospectus was mailed to Anixter’s stockholders. INVESTORS AND SECURITY HOLDERS OF ANIXTER AND WESCO ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ANIXTER AND WESCO AND THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement, proxy statement/prospectus and other documents filed with the SEC by Anixter or WESCO through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Anixter will be available free of charge on Anixter’s website at investors.anixter.com/financials/sec-filings and copies of the documents filed with the SEC by WESCO will be available free of charge on WESCO’s website at wesco.investorroom.com/sec-filings.